Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE GRANDE HOLDINGS LIMITED

(Incorporated in the Cayman Islands and continued in Bermuda with limited liability)

(Stock Code: 186)

ANNOUNCEMENT PURSUANT TO

RULE 13.09 OF THE LISTING RULES,

RULE 3.7 OF THE TAKEOVERS CODE

AND INSIDE INFORMATION PROVISIONS UNDER

THE SECURITIES AND FUTURES ORDINANCE

AND

RESUMPTION OF TRADING

This announcement is made by The Grande Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), Rule 3.7 of The Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcement of the Company dated 28 August 2017 (the “Announcement”) in respect of the trading halt in the shares of the Company (the “Shares”) pending the release of an announcement pursuant to the Takeovers Code which constitutes inside information of the Company.

THE LETTER OF INTENT

On 25 August 2017, the Company was informed by Sino Bright Enterprises Co., Ltd. (“Sino Bright”) that on 25 August 2017 (after trading hours), it entered into a nonbinding letter of intent (the “Letter of Intent”) with Wealth Warrior Global Limited (the “Potential Purchaser”) in relation to a potential sale of 3,616,495,378 Shares, representing approximately 65.85% of the total issued Shares as at the date of this announcement, held by Sino Bright in the Company (the “Possible Transaction”), and that none of the other Sino Bright’s associates are selling. Pursuant to the Letter of Intent, Sino Bright and the Potential Purchaser shall use their best endeavours to enter into definitive documents in relation to the Possible Transaction as soon as practicable and in any event prior to the end of an exclusivity period of 90 days from the date of the Letter of Intent. The Company was also informed by the Potential Purchaser that, save for the 439,180,000 Shares (representing approximately 8.00% of the total issued Shares as at the date of this announcement) held by one of its associates (as defined under the Takeovers Code), the ultimate shareholder of the Potential Purchaser and its concert parties and associates (as defined under the Takeovers Code) are not otherwise connected to the Company. The Possible Transaction, if materialised, will lead to a change in control of the Company and a mandatory general offer under the Takeovers Code for all the issued Shares (other than those already owned by or agreed to be acquired by the Potential Purchaser and parties acting in concert with it).

Based on the information available to the Company, Sino Bright is interested in 3,639,958,801 Shares, representing approximately 66.27% of the total issued Shares as at the date of this announcement. Sino Bright is a wholly-owned subsidiary of The Ho Family Trust Limited, which directly and indirectly owns 4,045,265,317 Shares, representing approximately 73.65% of the total issued Shares as at the date of this announcement and is owned by a discretionary trust of which Accolade (PTC) Inc. is the trustee.

MONTHLY UPDATE

In compliance with Rule 3.7 of the Takeovers Code, monthly announcement(s) setting out the progress of the aforesaid discussions will be made until announcement of firm intention to make an offer under Rule 3.5 of the Takeovers Code or of a decision not to proceed with an offer is made. Further announcement(s) will be made by the Company as and when appropriate or required in accordance with the Listing Rules and the Takeovers Code (as the case may be).

DEALING DISCLOSURE

In compliance with Rule 3.8 of the Takeovers Code, as at the date of this announcement, the Company has 5,492,232,889 total Shares in issue. Save for the aforesaid, the Company has no other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) as at the date of this announcement.

For the purpose of the Takeovers Code, the offer period commences on the date of this announcement, being 29 August 2017.

The associates of the Company (including persons having interests of 5% or more in the relevant securities of the Company) are hereby reminded to disclose their dealings in any relevant securities of the Company under Rule 22 of the Takeovers Code.

RESPONSIBILITIES OF STOCKBROKERS, BANKS AND OTHER INTERMEDIARIES

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

“Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”

“Executive” referred to above has the meaning ascribed to it under the Takeovers Code.”

RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Stock Exchange of Hong Kong Limited was halted from 9:00 a.m. on 28 August 2017 pending the release of this announcement. An application has been made by the Company to the Stock Exchange of Hong Kong Limited for the resumption of trading in the shares of the Company with effect from 9:00 a.m. on 30 August 2017.

WARNING:

There is no assurance that any transaction mentioned in this announcement will materialise or eventually be consummated and the discussions may or may not lead to a general offer. Shareholders of the Company and public investors are urged to exercise extreme caution when dealing in the Shares and/or other securities of the Company.

By Order of the Board

The Grande Holdings Limited

Francis Hui

Company Secretary

Hong Kong, 29 August 2017

As at the date of this announcement, the board of directors of the Company comprises three executive directors, namely, Mr. Duncan Hon Tak Kwong, Mr. Michael Andrew Barclay Binney and Mr. Manjit Singh Gill, one non-executive director, Mr. Eduard William Rudolf Helmuth Will and two independent non-executive directors, namely, Mr. Lau Ho Kit, Ivan and Mr. Chen Xiaoping.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

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